Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF THE BYLAWS
OF
QUESTCOR PHARMACEUTICALS, INC.
     The undersigned, who is the duly elected and acting Secretary of Questcor Pharmaceuticals, Inc., a California corporation (the “Corporation”), does hereby certify, as follows:
     1.      Section 2 of Article III of the Bylaws of the Corporation was amended, at a meeting of the Board the Directors of the Corporation held, pursuant to notice duly given, on February 27, 2006, to read in its entirety, as follows:
“Section 2. Number and Qualification of Directors. The number of directors of the Corporation shall be not less than five (5) nor more than nine (9). The exact number of directors shall be six (6) until changed, within the limits specified above, by resolution duly adopted by the board of directors, or by a bylaw amending this Section 2, duly adopted by the board of directors or by the shareholders. The indefinite number of directors may be changed, or a definite number fixed without provision for an indefinite number, by a duly adopted amendment to the articles of incorporation or by an amendment to this bylaw duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. No amendment may change the stated maximum number of authorized directors to a number greater than two (2) times the stated minimum number of directors minus (1).”
     2.      The foregoing amendment to the Bylaws of the Corporation has not been modified, amended, rescinded or revoked and remains in full force and effect on the date hereof.
     IN WITNESS WHEREOF, I have hereunto subscribed my name on March 2, 2006.

/s/ Michael H. Mulroy
Michael H. Mulroy, Secretary